UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On August 26, 2026, AIR Global PLC (the “Company”) issued a press release announcing the results of the Company’s extraordinary general meeting of its shareholders held on August 24, 2026 (the “EGM”), a copy of which is furnished as Exhibit 99.1 hereto.

A copy of the Company’s Amended and Restated Memorandum and Articles of Association, as approved by the EGM, is furnished as Exhibit 3.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026

AIR Global PLC

By:	/s/ Stuart Brazier
Name:	Stuart Brazier
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
3.1	Amended Articles of Association of AIR Global PLC
99.1	Press release of AIR Global PLC, dated August 26, 2026